Exhibit 3.2.1

AMENDMENT TO BYLAWS
OF
UNITED FINANCIAL BANCORP, INC.

Adopted as of March 22, 2017

ARTICLE II. SHAREHOLDERS

The following provision is adopted in substitution therefore:

Section 7. Voting Requirements. All shareholder votes require that a meeting be duly held and a quorum present. Director nominees shall be elected by the affirmative vote of the majority of votes cast (broker non-votes are not deemed to be “cast”) at a meeting of shareholders at which directors are to be elected, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of Board seats to be filled at that shareholder meeting. On all other matters, unless specifically provided in these Bylaws, in the Certificate of Incorporation, or in the Connecticut Business Corporation Act, the Connecticut Banking Laws, or other applicable law, the proposal (s) shall be approved by the affirmative vote of the majority of votes cast (broker non-votes are not deemed to be “cast”).

The following provision is deleted in its entirety:

Section 7. Voting Requirements. Except as may be otherwise specifically provided in these Bylaws, in the Certificate of Incorporation, or in the Connecticut Business Corporation Act, the Connecticut Banking Laws, or other applicable law, the affirmative vote, at a meeting of shareholders duly held and at which a quorum is present, of a majority of the voting power of the shares represented at such meeting that are entitled to vote on the subject matter shall be the act of the shareholders.